Exhibit 4

CONFIDENTIAL

February 7, 2023

Tom Wagner
CEO
Berkshire Grey, Inc.
140 South Road
Bedford, MA 01730

Dear Tom:

SoftBank Group Corp. ("SoftBank") is pleased to provide this initial, non-binding indication of interest ("IOI") for the potential acquisition (the "Proposed Transaction") of 100% of the capital stock of Berkshire Grey, Inc. ("Berkshire" or the "Company") by SoftBank or one of its affiliates. As we have discussed, SoftBank greatly admires Berkshire and believes that a partnership with SoftBank will position Berkshire for long-term success. This letter sets out the indicative terms of our non-binding proposal (the "Proposal"), which we believe represents a compelling opportunity for the Company's stockholders, employees, customers and other stakeholders. The terms of the Proposed Transaction described below are preliminary and are not intended to be a binding offer of any kind; all terms remain subject to SoftBank's completion of appropriate due diligence, including in respect of tax, accounting, regulatory, structuring and other matters.

General; Structure of Proposed Transaction	SoftBank proposes to acquire, whether by share purchase, tender offer, merger or otherwise, 100% of the outstanding capital stock of the Company not held (directly or indirectly) at the time of closing by SoftBank. The final structure of the transaction will be as mutually agreed between SoftBank and the Company, based on due diligence concerning (among other things) tax and accounting matters, as well as other considerations.
Price and Consideration	SoftBank proposes to acquire the Company for a per-share purchase price of $1.30, to be paid in cash. The valuation implied is the product of SoftBank's public information-based diligence to date. The completion of further diligence may result in SoftBank ascribing more or less value to the Company.
Sources of Financing	The transaction consideration will be paid by SoftBank with available cash on balance sheet. As such, the Proposed Transaction will not be subject to any financing conditions.
Conditions and Approvals	Our Proposal is subject to customary conditions including completion of due diligence, final approval of SoftBank's Investment Committee, negotiation and execution of mutually acceptable definitive transaction documents, and completion of customary closing conditions for a transaction of this nature, including the following: • receipt of (x) all governmental or regulatory approvals as may be necessary or advisable from applicable regulatory authorities, including in respect of the expiration of the waiting period under the HSR Act and the receipt of mutually acceptable approval from the Committee on Foreign Investment in the United States, and (y) material third party consents • customary bring-down of representations and warranties and covenants • absence of injunctions or legal proceedings prohibiting the Proposed Transaction • absence of a material adverse change with respect to the business, results of operation, prospects, condition (financial or otherwise), assets or liabilities of the Company
Anticipated Due Diligence Requests and Timing	SoftBank would seek to undertake, in a cooperative and expeditious manner, customary due diligence, including but not limited to a complete review of the Company's financial, tax, legal, technology, intellectual property and operational matters, agreements, and any other matters as SoftBank or its advisors deem relevant for a transaction of this size. As part of our due diligence review, SoftBank would expect reasonable access to all appropriate data and personnel necessary for such review, and that reasonable additional data requests would be honored as follow-ups. With your cooperation, we anticipate that we can complete our due diligence review and negotiate documentation in approximately thirty (30) calendar days of entering exclusivity with the Company and assuming all requested diligence information has been provided to us.

TK-899210

CONFIDENTIAL

Advisors	SoftBank has assembled a broad internal team to conduct our diligence review and negotiate the transaction. Furthermore, SoftBank has retained advisors in support of this Proposed Transaction, including Morrison & Foerster LLP as legal advisors among other advisors that SoftBank will identify in due course, as appropriate.
Exclusivity	Given the significant resources that SoftBank intends to expend to quickly finalize due diligence and negotiate definitive transaction documentation, the Company agrees that, during the Exclusivity Period (as defined below), the Company will not, nor will it permit, any of its representatives, officers, employees, directors, agents, shareholders, subsidiaries or affiliates (collectively, the "Seller Group") to, initiate, solicit, entertain, facilitate, negotiate, accept, communicate regarding or discuss (or enter into any agreement or document regarding) any proposal or offer from any person or group of persons, other than SoftBank and its affiliates, that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal (as defined below) or provide any non-public information to any third party in connection with any Acquisition Proposal. "Exclusivity Period" shall mean the time period beginning the date that this IOI is signed by the Company, and ending on the earlier of (i) 11:59 p.m. New York time on the date that is thirty (30) calendar days following the execution of this IOI by the Company, and (ii) the entry into a definitive agreement by SoftBank and the Company with respect to the Proposed Transaction; provided that, in the event that the Exclusivity Period would otherwise terminate as a result of clause (i) of this definition, the Exclusivity Period shall be automatically extended for up to two (2) successive fifteen (15) day extensions so long as the parties continue to negotiate in good faith with respect to the Proposed Transaction as of the date that the Exclusivity Period would otherwise terminate. "Acquisition Proposal" shall mean any acquisition or purchase of any equity interest in the Company or any of its subsidiaries (or any securities convertible into or exercisable or exchangeable for any equity interest in the Company or its subsidiaries) or any merger, consolidation, share exchange, business combination or similar transaction involving the Company or any of its subsidiaries or any sale, lease, mortgage, pledge, exchange, transfer, license, acquisition or disposition of all or any substantial portion of the assets of the Company or its subsidiaries in any single transaction or series of related transactions. The Company agrees to immediately notify SoftBank if any member of the Seller Group receives any indications of interest, request for information or offers in respect of an Acquisition Proposal and will communicate to SoftBank in reasonable detail the terms of any such indication, request or offer, and will provide SoftBank with copies of all written communications relating to any such indication, request or offer. Immediately upon execution of this IOI, the Company shall, and shall cause the Seller Group to, terminate any and all existing discussions or negotiations with any person or group of persons other than SoftBank and its affiliates regarding an acquisition. The Company represents that no member of the Seller Group is party to or bound by any agreement with respect to an acquisition proposal other than under this IOI.
Confidentiality	From the date hereof and until a definitive agreement regarding the Proposed Transaction has been executed by the parties hereto and publicly announced, except as may be mutually agreed by SoftBank and the Company or as may be required by applicable law or regulation or judicial or administrative proceeding, neither SoftBank nor the Company shall, and each shall cause their respective Representatives (as defined below) not to, without the written consent of the other party, (i) make any public announcement about the Proposed Transaction, this Proposal or any discussions related thereto, or (ii) to disclose any Confidential Information (as defined below) of the other party to any other person or entity, other than their respective Representatives on a legitimate "need to know" basis. If such definitive agreement is not executed for any reason, each of SoftBank and the Company shall, and shall cause their respective Representatives to, keep the existence, price and terms of this Proposal, the Proposed Transaction and any discussions related thereto strictly confidential, except as and then only to the extent otherwise required by applicable law, regulation, stock market requirement or judicial or administrative proceeding. "Representatives" shall mean, as to any person, such person's controlled subsidiaries, affiliates, and its and their respective directors, officers, employees, consultants, investors and lenders, prospective investors and financing sources, agents and advisors that receive Confidential Information of a party. "Confidential Information" shall mean, with respect to a party hereto, any and all information and materials disclosed on or after the date hereof by such party or any of its Representatives by the other party or any of the other party's Representatives in connection with the Proposed Transaction that is treated as

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	confidential by such party, including but not limited to (a) the fact that discussions or negotiations are taking place concerning the Proposed Transaction, (b) any proposed terms and conditions of the Proposed Transaction and the status thereof, and (c) the existence, context, and scope of this Proposal. Confidential Information shall not include any information that (1) is or becomes publicly available without breach of this IOI, (2) was known a party prior to its receipt from the other party, (3) is disclosed to a receiving party from any third party, except where such receiving party knows that such information was acquired or disclosed in breach of an obligation of confidentiality, or (4) is independently developed by a party without use of any Confidential Information.
Non-Legally Binding; No Obligation to Pursue Transaction	Except for the terms set forth in sections entitled "Exclusivity," "Confidentiality," and "Governing Law; Jurisdiction" and this section entitled "Non-Legally Binding; No Obligation to Pursue Transaction," each of which shall be legally binding obligations on the Company and SoftBank, this IOI does not constitute a legally binding document and does not create any legal obligations on the part of SoftBank, the Company or any of their respective affiliates to enter into any Proposed Transaction, agree to any particular terms or conditions of a Proposed Transaction, or to otherwise consummate a Proposed Transaction. Any legal obligation with respect to a Proposed Transaction will only arise after and subject to: (i) satisfactory completion of SoftBank's due diligence with respect to the Company and the Proposed Transaction; (ii) satisfactory agreement on, and execution of, written definitive documentation regarding the Proposed Transaction (and, in such case, the consummation of any such Proposed Transaction will be subject to the satisfaction or applicable waiver of the conditions set forth in the definitive transaction documentation); and (iii) the necessary corporate approvals for the Proposed Transaction having been obtained by SoftBank. If, at any time prior to the execution of the definitive transaction documentation, either SoftBank or the Company determines, in its respective sole discretion, not to proceed with a transaction or to discontinue discussions or negotiations, then it may terminate these discussions without incurring any liability to the other party or any other person or entity (it being understood that any such termination of discussions would not affect any of the Parties' respective obligations under the sections of this IOI entitled "Exclusivity" or "Confidentiality"). Neither this IOI nor any action taken in connection with this IOI will give rise to any obligation on the part of a party to (A) continue any discussions or negotiations with the other party; or (B) pursue or enter into any Proposed Transaction or relationship of any nature with the other party.
Governing Law; Jurisdiction	This IOI will be governed by and construed under the laws of the State of Delaware, USA, without regard to choice of law or conflicts of law rules or principles. The parties hereby submit to the jurisdiction of the Court of Chancery of the State of Delaware (or in the event, but only in the event, that such court does not have subject matter jurisdiction over such dispute, the Superior Court of the State of Delaware (Complex Commercial Division) or, if subject matter jurisdiction over the dispute is vested exclusively in the federal courts of the United States of America, the United States District Court for the District of Delaware) over any dispute based on, arising out of, under or in connection with or relating to this IOI and each party hereby agrees that all claims in respect of such dispute related thereto may be heard and determined in such courts.

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If you are in agreement with the terms set forth above, please have this IOI sig ned in the space provided below and return an executed copy prior to Friday, February 10, 2023. I wish to reiterate that SoftBa nk remains very enthusiastic about the Proposed Transactio n and appreciates the opportunity to work together with Berkshire on it. If you have any questions about this IOI or any of its terms, please do not hesitate to reach out to the team identified above.

ACCEPTED AND AGREED:

BERKSHIRE GREY, INC.

By:_ _ _ _ _ _ _ _ _ _ _ _ _ _
Name:_ _ _ _ _ _ _ _ _ _ _ _ _
Title:     _
Date:_ _ _ _ _ _ _ _ _ _ _ _ _ _